[CANON INC. LETTERHEAD]

October 12, 2005

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Canon, Inc. Form 20-F for the year ended December 31, 2004 Filed June 16, 2005 File No. 0-15122

Dear Mr. Cascio:

     At your request, we are revising the language in the second to last page of our revised response letter, dated September 26, 2005 and filed on September 27, 2005, to the comment letter (the “Comment Letter”) of the staff of the United States Securities and Exchange Commission (the “Commission”) dated July 1, 2005 relating to the annual report on Form 20-F for the fiscal year ended December 31, 2004 filed by Canon, Inc.

     In connection with responding to the Comment Letter, Canon Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

     If you have any questions about this letter or any further comments on Canon’s 2004 Form 20-F, please do not hesitate to contact Mr. Katsuhito Yanagibashi of Canon in Tokyo (Tel: +81-3-3758-2111; Fax: +81-3-5482-5135), Mr. Alan L. Forman of Ernst & Young ShinNihon in Tokyo (Tel: +81-3-3503-1106; Fax: +81-3-3503-1277) or Mr. Ted Paradise of Davis Polk & Wardwell in Tokyo (Tel: +81-3-5561-4430; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Toshizo Tanaka

[Toshizo Tanaka] [Senior Managing Director, Group Executive of Finance and Accounting Headquarters]
cc:	Ms. Kristin Lochhead
Mr. Martin James
U.S. Securities and Exchange Commission
Mr. Alan L. Forman
Ernst & Young ShinNihon

Ted Paradise, Esq.
Davis Polk & Wardwell, Tokyo Office